Exhibit 99.1

BAYTEX PROVIDES UPDATE ON TAX REASSESSMENT

CALGARY, ALBERTA (June 22, 2016) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that certain of its indirect subsidiary entities have received reassessments from the Canada Revenue Agency (the “CRA”) that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. These reassessments follow the previously disclosed letter from the CRA, received by Baytex in November 2014, proposing to issue such reassessments.

Baytex remains confident that the tax filings of the affected entities are correct and will vigorously defend their tax filing position. The reassessments do not require Baytex to pay any amounts in order to participate in the appeals process.

Baytex will file a notice of objection for each notice of reassessment received. These notices of objection will be reviewed by the Appeals Division of the CRA, a process that we estimate could take up to 2 years. If the Appeals Division upholds the notices of reassessment, Baytex has the right to appeal to the Tax Court of Canada; a process that we estimate could take a further 2 years. Should we be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that we estimate could take another 2 years and potentially longer.

By way of background, Baytex acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591 million (the “Losses”). The Losses were subsequently used to reduce the taxable income of those trusts by $591 million. The reassessments disallow the deduction of the Losses under the general anti-avoidance rule of the Income Tax Act (Canada). If the deduction of Losses continues to be disallowed, Baytex estimates that it ultimately would owe approximately $120 million for taxes and an additional amount for late payment interest (currently estimated at $14 million).

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the reassessment of our tax filings by the CRA; our intention to defend the reassessments; our view of our tax filing position; the length of time it would take to resolve the reassessments; and the estimated taxes and late payment interest owing if the reassessment by the CRA is successful. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

Baytex Energy Corp.
Press Release – June 22, 2016

These forward-looking statements are based on certain key assumptions regarding, among other things: the availability and amount of the non-capital losses; expectations and assumptions concerning prevailing tax laws; and the precedential value of historical Canadian tax case law. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: imprecision and uncertainty in estimates of tax pools, tax shelters and tax deductions available to us; the interpretation of tax legislation and regulations applicable to us; the risk that the CRA’s challenge of our tax filings is successful which would negatively affect the availability or quantum of the non-capital losses; the risk that the tax impact to us, in the event the non-capital losses are not available, is materially different than those currently contemplated; any reassessment of our tax filings and the continuation or timing of any such process is outside our control; litigation risk associated with a challenge to our tax filings; changes to tax legislation and administrative policies; and other factors, many of which are beyond our control. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2015, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are in Canadian dollars unless otherwise specified.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com